EXHIBIT 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Healthcare AI Acquisition Corp. (ROC #371585) (the “Company”)

TAKE NOTICE that by Minutes of the Extraordinary General Meeting held virtually on June 09, 2023, the following special resolution was passed:

The Extension Amendment Proposal

“RESOLVED, as a special resolution, THAT:

The text of Article 163 of the Amended and Restated Memorandum of Association and Articles of Association of the Company be deleted in its entirety and replaced by the following:

(a) In the event that either the Company does not consummate a Business Combination by 18 (or up to 30 months if the Company elects to extend the time to complete a Business Combination pursuant to Article 163(b), below) months after the closing of the IPO, the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company to pay income taxes, if any, (less up to $100,000 of interest to pay winding up and dissolution expenses), divided by the number of Public Shares then in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in the case of sub-articles (ii) and (iii), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

(b) The Company may extend the time available to complete a Business Combination beyond 18 months up to twelve (12) times for one month each time by depositing $50,000 (each, an “Extension Payment”) in the Trust Fund prior to the Company’s then applicable deadline. Each Extension Payment will be deposited in the Trust Fund no later than the beginning of the additional extension period (or portion thereof).

(c) If any amendment is made to Article 163(a) that would modify the substance or timing of the Company’s obligation to provide holders of our Class A Shares the right to have their shares redeemed in connection with our initial Business Combination or to redeem 100% of our Public Shares if the Company does not complete its initial Business Combination within 18 months (or up to 30 months if extended pursuant to Article 163(b)) from the closing of the IPO or with respect to any other provision relating to the rights of holders of our Class A Shares, each holder of Public Shares shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company to pay its income taxes, if any, divided by the number of Public Shares then in issue.

The NTA Requirement Amendment Proposal

RESOLVED, as a special resolution, THAT, Article 157(b) of the Amended and Restated Memorandum of Association and Articles of Association of the Company be amended by the deletion of the words “; provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001”.

RESOLVED, as a special resolution, THAT, Article 160 of the Amended and Restated Memorandum of Association and Articles of Association of the Company be amended by the deletion of the words “, provided that the Company shall not consummate a Business Combination unless the Company would have net tangible assets of at least US$5,000,001 upon consummation”.

RESOLVED, as a special resolution, THAT, Article 162 of the Amended and Restated Memorandum of Association and Articles of Association of the Company be amended by the deletion of the words “Notwithstanding the foregoing, the Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions.”.

RESOLVED, as a special resolution, THAT, Article 163(b) of the Amended and Restated Memorandum of Association and Articles of Association of the Company be amended by the deletion of the words “Notwithstanding the foregoing, the Company shall not redeem Public Shares in connection with such amendment that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions.”.

The Founder Share Amendment Proposal

RESOLVED, as a special resolution, THAT:

The text of Article 165 Amended and Restated Memorandum of Association and Articles of Association of the Company be deleted in its entirety and replaced by the following: “Following the IPO, Prior to or in connection with the Company’s initial Business Combination, except that the holders of Class B Shares may convert their Class B Shares into Class A Shares at their option pursuant to Article 14, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to: (a) receive funds from the Trust Fund; or (b) vote as a class with the holders of Public Shares (i) on any Business Combination or any other proposal presented to the Shareholders prior to or in connection with the completion of a Business Combination or (b) to approve an amendment to the Articles to (x) extend the time that the Company has to consummate an initial Business Combination or (y) amend the foregoing provisions of this Article 165.

/s/ Jerome Narcisse
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited

Dated this 13th day of June 2023

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